
RECEIVED
2006 APR 10 P 12:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K


06012378

Randers, 5 April 2006
Stock exchange announcement No. 22/2006




**Aloys Wobben has taken out a writ against Vestas Wind Systems A/S**

In stock exchange announcement No. 39/2005 of 22 November 2005 and Annual Report 2005, Vestas Wind Systems A/S stated that Enercon GmbH had claimed that the Vestas Group might be infringing patent rights for electricity grid codes. The owner of Enercon GmbH, Mr Aloys Wobben, has now taken out a writ against Vestas-Celtic Wind Technology Limited claiming the infringement of these patent rights in England and Scotland. The mentioned company is 100 per cent owned by Vestas Wind Systems A/S.

It is the opinion of Vestas Wind Systems A/S that Aloys Wobben is trying to monopolise the connection of wind turbines to the grid by applying a patent strategy which aims at obtaining an exclusive right to the actual electricity grid codes. By applying this strategy, there is a risk that the technological development as well as an efficient competition within the wind turbine industry are hampered. This is, of course, unacceptable, and Vestas Wind Systems A/S will do its best to prevent this.

It is the opinion of the management of Vestas Wind Systems A/S that Vestas Wind Systems A/S is not infringing the patent rights of Aloys Wobben, which has been confirmed by an evaluation of the patent rights made by independent patent experts.

The lawsuit is expected to be lengthy. Meanwhile, there is no basis for providing further comments on the matter.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone: +45 9730 0000.

Yours sincerely
**Vestas Wind Systems A/S**

Ditlev Engel
President and CEO



**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 5 April 2006
Stock exchange announcement No. 21/2006


**Vestas extends its blade factory in Tianjin, China**

Even before the establishment of the new blade factory in China has been completed, the Vestas Group has decided to double the production capacity of the factory.

In stock exchange announcement No. 22/2005 of 7 July 2005, Vestas Wind Systems A/S informed about the establishment of a blade factory in Tianjin Economic Technological Development Area (TEDA). This factory is expected to be ready for production in May 2006, and the extension of the factory, which is expected to be operational by the middle of 2007, will double the original factory's annual production capacity from approx 600 blades to approx 1,200 blades. Furthermore, the extension will increase the number of staff from approx 240 to approx 400 employees.

*"The establishment of the factory in China is progressing according to the schedule, and the first 39 metre-blades for the V80-2.0 MW wind turbine are expected to be produced in May this year. We are therefore very pleased to note that satisfactory order coverage as well as continuous good market prospects for China as well as for the rest of Asia mean that the decision to extend the factory has already been taken now. With the extension, we also look forward to continuing the good co-operation with TEDA,"* says Ole Borup Jakobsen, President of Vestas Blades A/S.

Apart from a doubling of the production area, the extension includes a shared administrative building together with the factory for assembly of nacelles and hubs (cf. stock exchange announcement No. 5/2006 of 19 January 2006). The total investment in the extension is expected to amount to approx EUR 13m.

*"With the extension of the blade factory we have taken yet another step in the direction of fulfilling the market demands which we are facing in China and in the rest of Asia. This is a strengthening of Vestas' position in the market and it improves our ability to meet the market growth and the customers' needs. This is also confirmed through the large order intake which Vestas has experienced lately,"* says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S.

The above investment does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 16/2006 of 29 March 2006.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, to Ole Borup Jakobsen, President of Vestas Blades A/S or to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, telephone: +45 9730 0000.

Yours sincerely
**Vestas Wind Systems A/S**

Ditlev Engel
President and CEO

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S